Exhibit 99.2

Megan Holdings Limited

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No. 1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

PROXY

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders (the “Meeting”)

on July 13, 2026 at 10:00 a.m. Kuala Lumpur Time (July 12, 2026 at 10:00 p.m. Eastern Time)

The undersigned hereby appoints Hoo Wei Sern (Darren Hoo) as proxy with full power of substitution, to represent and to vote as set forth herein all the Class A Ordinary Shares and Class B Ordinary Shares, each of a par value of US$0.0001 each, of Megan Holdings Limited which the undersigned is entitled to vote at the Meeting and any adjournment or postponement thereof, on the following matters that are more particularly described in the accompanying Proxy Statement:

Proposal One - Share Consolidation Proposal:

By an ordinary resolution:

(a) conditional upon and with effect immediately following the approval of this resolution by the shareholders and as determined by the board of directors of the Company (the “Board”) in its sole discretion:

(i) every issued and unissued Class A Ordinary Shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”) and every issued and unissued Class B Ordinary Shares of a par value of US$0.0001 each (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”) in the authorized share capital of the Company be consolidated on a pari passu basis at the same ratio, to be effected by the Board in its sole discretion in one or more tranches at any time within two (2) years following the date of the Meeting, at such aggregate ratio not exceeding one-for-four hundred (1-for-400) and on such effective date or dates as the Board shall determine and announce (each, a “Share Consolidation” and together, the “Share Consolidations”); and

(ii) no fractional Ordinary Shares be issued in connection with any Share Consolidation, and any fractional Ordinary Shares that would otherwise result from a Share Consolidation be rounded up to the nearest whole Ordinary Share of the relevant Class at the holder level.

(b) the Board be and is hereby authorized, in its absolute and sole discretion, to implement one or more Share Consolidations, to determine the exact consolidation ratio and the effective date of such Share Consolidation, and to elect not to implement any Share Consolidation within two (2) years following the date of the Meeting.

(c) any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts and things and to execute all such documents as he or she may consider necessary, desirable or appropriate to give effect to any Share Consolidation (the “Share Consolidation Proposal”).

☐ FOR      ☐ AGAINST      ☐ ABSTAIN

Proposal Two - M&A Notice Amendment Proposal:

By a special resolution, the third amended and restated memorandum and articles of association (the “Amended M&A”) in the form produced to the meeting as Annex A be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing second amended and restated memorandum and articles of association of the Company (the “Current M&A”) with immediate effect to reflect the following amendments:

(a) Article 64 of the Current M&A be amended by deleting the words “At least ten (10) clear days’ notice” at the beginning of the Article and replacing them with “At least five (5) clear days’ notice”; and

(b) Article 147(a) of the Current M&A be amended by deleting the words “five calendar days after the time when the letter containing the same is posted” and replacing them with “two calendar days after the time when the letter containing the same is posted”, so that, with effect from the date of the Meeting, (i) the minimum notice period for any general meeting of the Company shall be five (5) clear days (rather than ten (10) clear days) and (ii) notice of any general meeting or other notice or document served by post shall be deemed served two (2) calendar days after posting (rather than five (5) calendar days after posting) (the “M&A Notice Amendment Proposal”).

☐ FOR      ☐ AGAINST      ☐ ABSTAIN

Proposal Three - Adjournment Proposal:

By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two (the “Adjournment Proposal”).

☐ FOR      ☐ AGAINST      ☐ ABSTAIN

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title. If shares are held jointly, each shareholder named should sign.

Signature:

Print Name:

Date:

VOTING INSTRUCTIONS

To vote by Internet: visit www.proxyvote.com or scan the QR code on your voting card. To vote by Telephone: call the telephone number on your voting card. To vote by Mail: check the appropriate boxes, sign, date and return your voting card in the enclosed envelope. The latest we will accept voting is July 10, 2026, at 11:59 a.m. Kuala Lumpur Time (July 9, 2026, at 11:59 p.m. Eastern Time).